ATS-N/UA: Part I: Identifying Information

Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?	 Yes ○ No
2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	~~KEZAR TRADING~~LEVEL MARKETS, LLC

3. Full name(s) of NMS Stock ATS under which business is conducted, if different:

NMS Stock ATS Full Name Record: 1	Luminex ATS

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:

a. SEC File No.:	008-69476
b. CRD No.:	000171752

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:

a. National Securities Association:	FINRA
b. Effective Date of Membership:	12/26/2014
c. MPID of the NMS Stock ATS:	LMNX

6. Provide, if any, the website URL of the NMS Stock ATS:

https://www.~~kezarmarkets~~levelmarkets.com/luminex-trading

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary Address

Street 1	755 Secaucus Rd
Street 2	
City	Secaucus
Zip	07094

State	NEW JERSEY

Secondary Address

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

 Attach / Remove / View Exhibit 1

☐ Select if, in lieu of filing, ~~Kezar Trading~~LeveL Markets, LLC certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

 Attach / Remove / View Exhibit 2

☐ Select if, in lieu of filing, ~~Kezar Trading~~LeveL Markets, LLC certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

10. For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.

 Attach / Remove / View Exhibit 3

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: <u>Affiliates Trading Activities on the ATS</u>

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?	⦿ Yes ○ No
If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	FMR Sakura Holdings LLC ("FMR Sakura") owns a minority stake in ~~Kezar Markets~~LeveL Holdings, LLC ("~~Kezar Markets~~LeveL Holdings"). ~~Kezar Trading~~LeveL Markets, LLC ("~~Kezar Trading~~LeveL Markets" or the "Firm") is a wholly owned subsidiary of ~~Kezar Markets~~LeveL Holdings and is the only operating subsidiary of ~~Kezar Markets~~LeveL Holdings. Fidelity Global Brokerage Group, Inc. ("FGBG") owns a separate, smaller stake in ~~Kezar Markets~~LeveL Holdings. FMR Sakura and FGBG are wholly owned subsidiaries of FMR LLC, which operates a number of businesses under the trade name Fidelity Investments ("Fidelity"). By virtue of FMR Sakura's and FGBG's stakes in ~~Kezar Markets~~LeveL Holdings, both FMR Sakura and FGBG are indirect affiliates of ~~Kezar Trading~~LeveL Markets. Fidelity's asset management entity - Fidelity Management & Research Company ("FMR Co.") - is a Subscriber to the Luminex ATS (the "Luminex ATS" or the "System"). In that regard, FMR Co. enters trading interest and orders and executes transactions on the System and has no special access to or privileges in the System beyond what any other Luminex ATS Subscriber or other ATS Participant can have. FMR Co. is not a broker-dealer and does not have an MPID. The orders and trading interest entered by FMR Co. into the System are in an agency capacity.
b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be	⦿ Yes ○ No

identified in Item 2(a) the same for all Subscribers?	
c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	○ Yes ◉ No
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?	◉ Yes ○ No
If yes, respond to the request in Part III, Item 16 of this form.	

Item 4: <u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	◉ Yes ○ No
If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	As used throughout this Form ATS-N, the following terms have the following meanings: Buyside Subscriber - an asset management ("buyside") entity including, but not limited to, investment advisors, pension funds, hedge funds, and other investment entities that are not broker-dealers. Buyside Subscribers must complete written subscriber agreements and other required documents to become customers of ~~Kezar Trading~~LeveL Markets, the broker-dealer operator of the Luminex ATS. Sponsored Buyside Entity - an asset management or other buyside investment entity that is a customer of another broker-dealer and is not a customer of ~~Kezar Trading~~LeveL Markets. Sponsored Buyside Entities can only access the Luminex ATS via an Admitted Broker-Dealer (see below). Sponsored Buyside Entities can only access the Luminex ATS if specifically permitted to do so by ~~Kezar Trading~~LeveL Markets.

Admitted Broker-Dealer - a registered broker-dealer Subscriber that has been approved by ~~Kezar Trading~~LeveL Markets to access the Luminex ATS for the purpose of routing orders and trading interest of investment entities (including Buyside Subscribers and Sponsored Buyside Entities) to the Luminex ATS for handling and execution. Sponsored Access brokers, as defined in Part III Item 2, are also Admitted Broker-Dealers.

Participants - includes Buyside Subscribers, Sponsored Buyside Entities, and Admitted Broker-Dealers.

~~Kezar Trading~~LeveL Markets is the broker-dealer operator of both the Luminex ATS and the LeveL ATS. All Luminex ATS Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers (as defined in Part III Item 2) can utilize a feature of the Luminex ATS called "LeveLUp" that would allow ~~Kezar Trading~~LeveL Markets, as the broker-dealer operator, to route their firm orders from ~~Kezar Trading~~LeveL Markets to the LeveL ATS upon instruction by that participant. In addition, as described more fully below in Part III Item 7(a), ~~Kezar Trading~~LeveL Markets will "mirror" the participant's Conditional Orders in the LeveL ATS in addition to resting such orders in the Luminex ATS. This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. Please see Part III Item 7(a) for a description of the LeveLUp service. Sponsored Buyside Entities and Admitted Broker-Dealers that are not Transition Management or Outsourced Trading brokers are not permitted to utilize the LeveLUp service. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp through a request via phone or in writing (including electronically) to Luminex ATS Sales.

~~Kezar Trading~~LeveL Markets does not offer order routing to any other Trading Center besides the LeveL ATS.

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?	 Yes ⚪ No
If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.	As noted in Part II Item 4(a) and described more fully in Part III Item 7(a), Luminex ATS Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers can utilize a feature called LeveLUp that would allow ~~Kezar Trading~~LeveL Markets, the broker-dealer operator, to route their Luminex ATS orders from ~~Kezar Trading~~LeveL Markets to the LeveL ATS. Please see Part III Item 7(a) for a description of the LeveLUp service. Sponsored Buyside Entities and Admitted Broker-Dealers that are not Transition Management or Outsourced Trading brokers are not permitted to utilize the LeveLUp service. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature through a request via phone or in writing (including electronically) to Luminex ATS Sales.

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (<u>e.g.</u>, algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	 Yes ⚪ No
If yes, identify the products or services offered, provide a summary of the terms	The only such product or service that ~~Kezar Trading~~LeveL Markets offers System Buyside Subscribers is a user interface (the "Luminex UI"). ~~Kezar Trading~~LeveL Markets also offers the Luminex UI to Transition Management and Outsourced Trading brokers. While virtually all System Subscribers and other Participants use an external OMS, EMS, or order

and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	router to send orders and trading interest to the Luminex ATS, the Luminex UI is offered to all Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers. (The Luminex UI is not offered to Sponsored Buyside Entities.). Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers can manage orders and trading interest via the Luminex UI and can also monitor executions in the Luminex ATS via the Luminex UI, even if those orders or trading interest were submitted to the Luminex ATS via an OMS, EMS, or router. While the Luminex UI is made available to all Luminex Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers, not all of them use the Luminex UI. Orders and trading interest for the Luminex ATS cannot be entered via the Luminex UI; however, Luminex UI users who utilize the Firm's LeveLUp service can route orders previously entered by the UI user into the Luminex ATS to the LeveL ATS via the Luminex UI. Please see Part III Item 7(a). The use of the Luminex UI provides no speed advantage versus other means of order or trading interest management. Trade advertising (symbol only) from the previous trade date ("T-1") is made available to "opt-in" UI users via the Luminex UI on each trade date ("T"). Please see also Part II Item 7(b). In addition, trade advertising (symbol only) from the current trade date (T) is made available via the Luminex UI unless a Buyside Subscriber, Transition Management or Outsourced Trading broker opts out of receiving such advertising. Such users may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising. Sponsored Buyside Entities cannot view this advertising because the Luminex UI is not offered to them, but they may opt out of having their executed trades included in the Luminex trade advertising upon a request to Luminex ATS Sales via the Admitted Broker-Dealer through whom they direct orders or trading interest to the System.
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	☉ Yes ○ No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	☉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. Certain System Buyside Subscribers' traders, including but not limited to those of FMR Co., use FSB to route orders and trading interest to the System for handling and execution. As it does with other order entry systems, ~~Kezar Trading~~LeveL Markets pays Fidelity Prime Financing, LLC a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the System and can be used to reach other venues or trading destinations in addition to the System. ~~Kezar Trading~~LeveL Markets is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the Luminex ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ☉ No
If no, identify and explain any differences.	~~Kezar Trading~~LeveL Markets is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. ~~Kezar Trading~~LeveL Markets pays Fidelity Prime Financing, LLC several types of fees relating to the FSB service on a monthly basis. One monthly fee is based on the rate the Luminex Buyside Subscriber pays to ~~Kezar Trading~~LeveL Markets per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB

connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by ~~Kezar Trading~~LeveL Markets at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to ~~Kezar Trading~~LeveL Markets at their discretion. ~~Kezar Trading~~LeveL Markets does not enter orders or trading interest into the Luminex ATS, via FSB or otherwise.

Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	 ● Yes ○ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

~~Kezar Trading~~LeveL Markets is the operator of the Luminex ATS. In addition to providing technology support and development for the Luminex ATS, certain staff from ~~Kezar Markets~~LeveL Holdings, ~~Kezar Trading~~LeveL Markets's parent, also provide technology support and development in connection with the operation of the LeveL ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS.

Personnel in ~~Kezar Markets~~LeveL Holdings' technology and operations departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively "Technology and Operations Personnel"), including technology, maintenance support, and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. As described more fully in Item 7(d), members of ~~Kezar Trading~~LeveL Markets Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities.

Pursuant to a fully-disclosed clearing agreement between ~~Kezar Trading~~LeveL Markets and National Financial Services LLC ("NFS"), a Fidelity-related entity, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of ~~Kezar Trading~~LeveL Markets and provides ~~Kezar Trading~~LeveL Markets order-routing and execution services. This account is solely used by ~~Kezar Trading~~LeveL Markets to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.

~~Kezar Trading~~LeveL Markets is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding ~~Kezar Trading~~LeveL Markets, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in ~~Kezar Markets~~LeveL Holdings, ~~Kezar Trading~~LeveL Markets's parent. While ~~Kezar Trading~~LeveL Markets is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the Luminex ATS. Further, no employee of ~~Kezar Trading~~LeveL Markets is separately an employee of any Nasdaq Entity, nor is any employee of ~~Kezar Trading~~LeveL Markets involved in the operation of any national securities exchanges operated by a Nasdaq Entity (the "Nasdaq Securities Exchanges").

As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret, and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. ~~Kezar Trading~~LeveL Markets reports transactions effected on the Luminex ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected on the Luminex ATS.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	● Yes ○ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Data center facilities are leased from Equinix Inc. in Secaucus, NJ (NY4). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Participants' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from Options-IT (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers and is also the Firm's managed security services provider. Please see Part III Item 11 for more information on the operations of the System. All transactions effected on the Luminex ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ◯ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	FMR Co., a Fidelity subsidiary and an affiliate of NFS (which clears and settles trades effected on the System), is a System Buyside Subscriber. NFS does not use the Luminex ATS, nor does any other service provider.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ◯ No

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	~~Kezar Trading~~LeveL Markets deems Participant-specific trading interest, order, and trade data to be "Confidential Trading Information" in the context of this question. Pursuant to SEC Rule 301(b)(10) and other regulatory requirements, ~~Kezar Trading~~LeveL Markets has critical physical and logical access controls to reasonably ensure that access to Confidential Trading Information of all Luminex ATS Participants is appropriately restricted to only those who need such access to support the System. The controls and related restrictions apply to ~~Kezar Trading~~LeveL Markets or ~~Kezar Markets~~LeveL Holdings employees that support the System (collectively, "Technology and Operations Personnel"). With respect to physical access controls, ~~Kezar Trading~~LeveL Markets offices are locked at all times and are inaccessible to the public at all times. ~~Kezar Trading~~LeveL Markets maintains three offices: its corporate headquarters (the "Main Office") in Boston, Massachusetts which houses certain ~~Kezar Trading~~LeveL Markets management and staff that support the LeveL ATS; a second Boston office (the "Luminex ATS office") which houses certain other ~~Kezar Trading~~LeveL Markets management and staff that support the Luminex ATS; and, an office in Charleston, South Carolina (the "Charleston office") that houses ~~Kezar Markets~~LeveL Holdings employees in technical roles, including Technology and Operations Personnel that support both the Luminex ATS and the LeveL ATS. Access to the ~~Kezar Trading~~LeveL Markets office spaces is permitted for ~~Kezar Trading~~LeveL Markets or ~~Kezar Markets~~LeveL Holdings employees and a limited number of building management, building security, and other related staff. While ~~Kezar Trading~~LeveL Markets management may have access to enter any ~~Kezar Trading~~LeveL Markets office, ~~Kezar Trading~~LeveL Markets employees that only support the Luminex ATS do not have access to the Main Office or the Charleston office. Similarly, ~~Kezar Trading~~LeveL Markets employees that only support the LeveL ATS do not have access to the Luminex ATS office where Luminex ATS-supporting employees work. Physical access is controlled via enabled swipe cards, which must be approved by the ~~Kezar Trading~~LeveL Markets Chief Information Security Officer (CISO) or an approved delegate. The ~~Kezar Trading~~LeveL Markets CISO regularly reviews reports to determine who accessed ~~Kezar Trading~~LeveL Markets space to ensure that the documented access to Kezar office space was limited to authorized

individuals and also regularly reviews the list of persons authorized to have access to the Firm's office space in order to reasonably ensure that only appropriate persons have access to the Firm's office space. The data center that supports the System is also equipped with multiple levels of security in order to reasonably ensure that access is limited to appropriately authorized individuals. It is important to note that even though a person may have physical access to ~~Kezar Trading~~LeveL Markets office space, access to Confidential Trading Information is strictly controlled through the processes described immediately below.

~~Kezar Trading~~LeveL Markets uses a privileged access system as an access control with respect to ~~Kezar Trading~~LeveL Markets systems, applications, and accounts and any Confidential Trading Information contained therein. Such information with respect to the Luminex ATS is maintained on separate servers and in separate databases from such information with respect to the LeveL ATS. The privileged access system for the Luminex ATS is managed on the Firm's behalf by its information security vendor, Options-IT (formerly Fixnetix Ltd.). Please see the Form ATS-N for the LeveL ATS for a description of the applicable controls and procedures for that system.

Options-IT enables and disables accounts for applicable Technology and Operations Personnel solely based upon instruction from the ~~Kezar Trading~~LeveL Markets CISO or approved delegate. In addition, even those granted access can only access the information needed to perform their specific job functions. Access and entitlements are generally assigned to particular access groups, and thus access to Confidential Trading Information is limited to those groups that perform support functions that require access to systems that may contain Confidential Trading Information. Please see Part II Item 7(d). Those not in such groups do not have access to Confidential Trading Information. ~~Kezar Trading~~LeveL Markets performs a periodic review of all Technology and Operations Personnel with access to systems containing Confidential Trading Information to ensure that access to systems that may contain Confidential Trading Information is strictly limited to only those Technology and Operations Personnel who need it in order to perform their job functions. As described in Part II Item 6(a), certain Technology and Operations Personnel have access to Confidential Trading Information for both the Luminex ATS and the LeveL ATS. ~~Kezar Trading~~LeveL Markets policy prohibits personnel with access to Confidential Trading Information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operations of the Luminex ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using Confidential Trading Information from the Luminex ATS in any way relating to their support and operations of the LeveL ATS. ~~Kezar Trading~~LeveL Markets policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing Luminex ATS Confidential Trading Information with other ~~Kezar Trading~~LeveL Markets personnel or Nasdaq Personnel.

~~Kezar Trading~~LeveL Markets has engaged its cybersecurity vendor, Options-IT, to perform regular vulnerability scanning and penetration testing assessments as part of the Firm's efforts to appropriately safeguard Participant Confidential Trading Information on the Luminex ATS. Among other protections, the Firm employs firewall and intrusion prevention and detection systems to further protect such Confidential Trading Information.

~~Kezar Trading~~LeveL Markets also utilizes several data loss prevention measures in an effort to reasonably ensure that Confidential Trading Information is not inappropriately taken from ~~Kezar Trading~~LeveL Markets systems. These measures include the blocking of ~~Kezar Trading~~LeveL Markets or ~~Kezar Markets~~LeveL Holdings employee access to on-line file sharing sites (including, but not limited to, Dropbox and other similar sites) and the disabling of write capabilities of USB drives on PCs and laptops so that Confidential Trading Information may not be copied onto portable storage devices. The ~~Kezar Markets~~LeveL Holdings CISO may permit the temporary availability of a file sharing site to enable ~~Kezar Trading~~LeveL Markets operations staff to provide a specific Buyside Subscriber or Admitted Broker-Dealer with application-related files, after which the file sharing site is once again blocked from availability. The Firm blocks access to social media sites from web browsers on Firm PCs and laptops, and the Firm also blocks access to internet-based webmail programs. In addition, ~~Kezar Trading~~LeveL Markets captures and monitors all employee electronic communications through Firm accounts to reasonably ensure that employees are not inappropriately transmitting Confidential Trading Information outside of the Firm via email, text message, or other means of Firm-provided electronic communication. Electronic communications via Firm accounts are regularly reviewed by Compliance and management to ensure compliance with Firm policies. Firm employees are regularly trained on appropriate treatment of Confidential Trading Information, and related policies and procedures are also contained in the Firm's Written Supervisory Procedures document, which is required to be read and attested to by all Firm employees twice annually.

In addition, Technology and Operations Personnel are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of System users. ~~Kezar Trading~~LeveL Markets does not have any individual or retail customer accounts, including employee accounts. As such, ~~Kezar Trading~~LeveL Markets employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the ~~Kezar Trading~~LeveL Markets Chief Compliance Officer (CCO). ~~Kezar Trading~~LeveL Markets employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all ~~Kezar Trading~~LeveL Markets or ~~Kezar Markets~~LeveL Holdings employee-related accounts held outside the Firm. ~~Kezar Trading~~LeveL Markets Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of Confidential Trading Information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. ~~Kezar Trading~~LeveL Markets and ~~Kezar Markets~~LeveL Holdings employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ

Nasdaq owns a minority stake in ~~Kezar Trading~~LeveL Markets's parent company, ~~Kezar Markets~~LeveL Holdings. ~~Kezar Trading~~LeveL Markets and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public Confidential Trading Information between ~~Kezar Trading~~LeveL Markets and the Nasdaq Entities (including, for clarity, the sharing of Luminex ATS Participant Confidential Trading Information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with ~~Kezar Trading~~LeveL Markets). Further, ~~Kezar Trading~~LeveL Markets personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the Luminex ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the Luminex ATS utilize wholly separate technology and systems. Nasdaq Personnel do not have access to Luminex ATS systems, and ~~Kezar Trading~~LeveL Markets personnel do not have access to the systems used in the operation of the Nasdaq Securities Exchanges. ~~Kezar Trading~~LeveL Markets does not share any office space with any Nasdaq Entity. ~~Kezar Trading~~LeveL Markets policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing ~~Kezar Trading~~LeveL Markets premises and systems, and from obtaining order, execution and other system data relating to ~~Kezar Trading~~LeveL Markets's ATS operations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 Yes ○ No
If yes, explain how and under what conditions.	While Buyside Subscribers and Admitted Broker-Dealers are able to do so, ~~Kezar Trading~~LeveL Markets is unaware of such consent being sought or given, aside from information provided to entities such as custody banks, prime brokers, or other entities related to clearance and settlement of transactions. Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the System) up until the time the transaction is cleared and settled, which involves NFS, ~~Kezar Trading~~LeveL Markets's clearing firm for the Luminex ATS, and the other external parties referenced immediately above. For example, on trade date, a Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Subscriber's master trading account should be allocated, designating that specific share amounts from the block execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Subscriber's transaction. Please see Part III Item 22 below. Any other consents to the disclosure of its own Confidential Trading Information must be made in writing, including but not limited to email, to Luminex ATS Sales or other appropriate ~~Kezar Trading~~LeveL Markets employees. Trade Advertising via the Luminex UI On a next day basis (meaning, on the trade date after the previous trade date), ~~Kezar Trading~~LeveL Markets identifies the securities that traded the previous day on the ATS via the Luminex UI. This information is only made available to Luminex UI users who "opt in" to this service. In this context, "opt-in" means a Luminex UI user who wishes to receive these notifications, which are displayed in the Luminex UI. In exchange for being able to view these notifications in the Luminex UI, an "opt-in" UI user must be willing to allow the securities that they traded in the System to be included in the notifications. For example, if two "opt-in" UI users matched and executed a trade in the System in security "XYZ," then XYZ would be listed in the trade advertisement that is displayed to "opt-in" UI users the following trading day. If an "opt-in" UI user matched and executed a trade in the System with a "non-opt-in" participant in XYZ, then XYZ would not be listed in the trade advertisement that is displayed to "opt-in" UI users the following trading day, unless there was a separate transaction in that same security involving two "opt-in" UI users. The parties associated with any trade in the System are not identified in any of these trade advertisements, nor are the specific terms and conditions of any transaction. The trade advertisements solely list the securities that traded in the System, provided that both parties to the transaction or transactions in that security were "opt-in" UI users. "Opt-in" participation in the trade advertising program is at the broader user level and not at the trader level. This means that if a UI user, whether they be a Buyside Subscriber, Transition Management broker, or Outsourced Trading broker, opts in to trade advertisements, then no trades by any of its traders could be excluded from the trade advertisements if an "opt-in" user was on the other side of that transaction. As noted in Part II, Item 5, trade advertising (symbol only) from the current trade date ("T") is made available to all UI users via the Luminex UI unless a user opts out of receiving such advertising. Relevant users may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising.

As with the next day trade advertising, for a symbol to be advertised via the real-time advertising on T, the System must have had an execution in that symbol on T between two opt-in UI users. If a user opts out of receiving real-time trade advertising, then that user's trades are not included among those which may be subject to real-time trade advertising.

Trade Advertising via Bloomberg

~~Kezar Trading~~LeveL Markets also advertises the Luminex ATS intraday real-time trading volumes via Bloomberg. Such trade advertising on Bloomberg includes all transactions on the System, as well as any LeveLUp-related executions on the LeveL ATS, unless one or both Buyside Subscribers or admitted Transition Management or Outsourced Trading brokers that were parties to the trade have opted out of participating in Luminex trade advertising. Trades executed on the Luminex ATS are advertised on Bloomberg as "Crossed" while the LeveLUp trades executed on the LeveL ATS are advertised as "Traded." Luminex Subscribers can opt out of participating in Luminex trade advertising by contacting the Luminex ATS Sales team, either via phone or in writing (including electronic, however made). Sponsored Buyside Entities may opt out of having their executed trades included in Luminex trade advertising on Bloomberg upon a request to Luminex ATS Sales via the Admitted Broker-Dealer through whom they direct orders or trading interest to the System.

No identifying or confidential trading information is included in such advertising, which only includes the trading symbol and the quantity of shares crossed on the Luminex ATS or traded via LeveLUp on the LeveL ATS. The advertised trades are identified as volume of the Luminex ATS ("LMNX") and not of any specific Participant. As noted above, trades will not be included in such trade volume advertising on Bloomberg if that trade included an eligible Participant who has opted out of participating in such advertising. Once a trade is executed on the Luminex ATS, a report of that transaction is submitted to the FINRA/Nasdaq Carteret TRF (see Part III Item 21) and is concurrently run through ~~Kezar Trading~~LeveL Markets internal processes to determine if either side of the transaction is not a participant in Luminex trade volume advertising. If so, that transaction is not submitted to Bloomberg for advertising. If not, that transaction is submitted to Bloomberg for advertising. Similarly, when ~~Kezar Trading~~LeveL Markets receives an execution message from the LeveL ATS with respect to a LeveLUp-related order, ~~Kezar Trading~~LeveL Markets will confirm whether the relevant Luminex Subscriber is a participant in Luminex trade volume advertising before submitting that transaction to Bloomberg for advertising.

The LeveL ATS does not independently advertise trades on that ATS and does not require that its subscribers request permission - either from the LeveL ATS or its operator ~~Kezar Trading~~LeveL Markets, or from any or all LeveL ATS subscribers - to advertise their participation in executions on the LeveL ATS. Similarly, the LeveL ATS does not offer an "opt out" ability for LeveL ATS subscribers for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 ● Yes ○ No
If yes, explain how and under what conditions.	To the extent that a Buyside Subscriber or Admitted Broker-Dealer provides such consent, which as noted in Part II Item 7(b) above must be provided in writing, such consent could similarly be withdrawn, again in writing.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7(b) above, certain Technology and Operations Personnel (who also support the LeveL ATS), due to their involvement in operating the Luminex ATS, have the ability to directly access and view open order interest in the Luminex ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software development, and (iii) members of Luminex ATS's operations support desk who provide "customer support" services. Technology and Operations Personnel involved in operating the Luminex ATS may access both live order information and execution data across all ATS Participants, including the identity of the Participant that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the LeveL ATS, as further discussed at Part II Item 6 above. Members of ~~Kezar Trading~~LeveL Markets's Compliance and Legal departments that support both the Luminex ATS and the LeveL ATS may review Confidential Trading Information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues.

As described in Part II Item 7(a) above, access to systems, servers, and databases that may contain Confidential Trading Information is reviewed on a regular basis to ensure that access is limited to only those who require such access to perform their jobs and is removed promptly when no longer needed.

~~Kezar Trading~~LeveL Markets employees that support the Luminex ATS have access to certain real-time Participant information via an internal tool called the Sales Dashboard. As described below, the information available on the Sales Dashboard includes, on a pre-match basis, the Participant and trader who entered an order or trading interest into the System, the price (for limit orders) and size of such order, and the time the order was entered. For all Sales Dashboard users other than the Luminex ATS Operations team, on a pre-match basis the tickers or stock symbols associated with live orders or trading interest in the System are masked in order to protect the confidential nature of such information. Other terms and conditions of the order or trading interest available on the Sales Dashboard include the entered Top Quantity, the entered MinQ and Auto Firm Up quantity, if applicable, whether the order or trading interest was to buy, to sell, or sell short, the market capitalization segment of the security (Large Cap, Mid Cap, or Small Cap), which sector the security belongs to (e.g., Healthcare, Utilities, etc.), and various System individual security and aggregate trading statistics. A significant amount of the information available in the Sales Dashboard is not Confidential Trading Information but is instead non-client-specific or non-security-specific System data. Once a match occurs in the System, the real symbol relating to that match becomes available in order to allow the Luminex ATS Sales team to respond to trader inquiries with respect to the match, to contact traders who may have fallen down on a match (See Part III Item 13), and to provide similar post-match trader support functions. The Sales Dashboard also includes post-match information including the executed quantity and execution price for those matches that result in an execution in the System. The ~~Kezar Trading~~LeveL Markets CCO, who supports both the Luminex ATS and the LeveL ATS, has similar access to post-match Participant information in order to respond to regulatory inquiries as necessary. Other ~~Kezar Trading~~LeveL Markets staff that support the Luminex ATS have access to the Sales Dashboard for the purpose of monitoring the overall activity in the System. As described in Part II Item 7(a) above, all ~~Kezar Trading~~LeveL Markets and ~~Kezar Markets~~LeveL Holdings employees that support the System are subject to appropriate confidentiality commitments and to restrictive employee trading policies in order to reasonably protect Confidential Trading Information from potential misuse.

ATS-N/UA: Part III: Manner of Operations

Item 2: <u>Eligibility for ATS Services</u>

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?	○ Yes ◉ No
b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	◉ Yes ○ No
If yes, list and provide a summary of the conditions.	As also discussed in Part II Item 4 and as used throughout this Form ATS-N, the following terms have the following meanings:

Buyside Subscriber - an asset management ("buyside") entity including, but not limited to, investment advisors, pension funds, hedge funds, and other investment entities that are not broker-dealers. Buyside Subscribers must complete written subscriber agreements and other required documents to become customers of ~~Kezar Trading~~LeveL Markets, the broker-dealer operator of the Luminex ATS.

Sponsored Buyside Entity - an asset management or buyside entity that is a customer of another broker-dealer and not a customer of ~~Kezar Trading~~LeveL Markets. Sponsored Buyside Entities can only access the Luminex ATS via an Admitted Broker-Dealer (see below). Sponsored Buyside Entities can only access the Luminex ATS if specifically permitted to do so by ~~Kezar Trading~~LeveL Markets.

Admitted Broker-Dealer - a registered broker-dealer Subscriber that has been approved by ~~Kezar Trading~~LeveL Markets to access the Luminex ATS for the purpose of routing orders and trading interest of investment entities (including Buyside Subscribers and Sponsored Buyside Entities) to the Luminex ATS for handling and execution. Sponsored |

Access brokers, as defined below, are also Admitted Broker-Dealers.

Participants - includes Buyside Subscribers, Sponsored Buyside Entities, and Admitted Broker-Dealers.

The Luminex ATS is a buy-side (asset management) focused ATS. In that regard, ~~Kezar Trading~~LeveL Markets admits as Subscribers buy-side asset management institutions that trade NMS equity securities. A typical profile of an asset management Luminex ATS Buyside Subscriber would include entities that trade NMS equity securities, often in block size, and that generally do not engage in short-term (such as intraday) trading in the same security.

~~Kezar Trading~~LeveL Markets also admits certain broker-dealers as Luminex ATS users, as described below. ~~Kezar Trading~~LeveL Markets only admits broker-dealers who are either (i) trading on behalf of existing Luminex ATS Buyside Subscribers ("sponsored access"), (ii) Transition Management brokers, (iii) Outsourced Trading brokers, or (iv) Broker-Dealer Routers, collectively, upon approval, "Admitted Broker-Dealers." For clarity, an Admitted Broker-Dealer may access the ATS in multiple capacities (that is, for example, a Transition Management broker may also submit orders via a broker-dealer router).

Transition Management: ~~Kezar Trading~~LeveL Markets may admit a broker-dealer that submits orders or trading interest relating to Transition Management services (the "Transition Management Brokers"). "Transition Management" generally refers to the process of an entity (such as a pension fund) "transitioning" from one investment manager to another, for example, which may require the liquidation of one portfolio of securities and the acquisition of another portfolio of securities. These Transition Management Brokers must attest to ~~Kezar Trading~~LeveL Markets upon becoming an Admitted Broker-Dealer that any orders or trading interest entered into the System by the Transition Management Brokers represents orders or trading interest from Transition Management clients of those broker-dealers and not from any other desk or business lines of those broker-dealers.

Sponsored Access: ~~Kezar Trading~~LeveL Markets also admits broker-dealers that are designated by a Luminex ATS Buyside Subscriber as a "sponsor" for orders or trading interest entered by the existing Luminex ATS Buyside Subscriber. In such "sponsored access" cases, Luminex ATS Buyside Subscribers can, via the Luminex ATS UI, select an Admitted Broker-Dealer as their "sponsor" on an order-by-order basis and have any resulting transaction credited and cleared and settled via that selected broker-dealer. Orders or trading interest relating to these sponsored access arrangements are entered by the Luminex ATS Buyside Subscriber and such orders or trading interest are attributed to the Trader ID associated with the Buyside Subscriber's trader that entered such orders or trading interest for tiering (see Part III Item 13) or other applicable purposes.

Outsourced Trading: In addition, ~~Kezar Trading~~LeveL Markets admits broker-dealers that perform so-called "outsourced trading" services for other entities ("Outsourced Trading Brokers"). "Outsourced Trading" generally refers to the practice of investment entities retaining third parties to perform trading services on their behalf, often seeking to leverage the size and scale of the typically larger Outsourced Trading Brokers.

Broker-dealer Routers: Admitted Broker-Dealers may also enter orders or trading interest to the Luminex ATS directly on behalf of either (i) existing Luminex ATS Buyside Subscribers or (ii) Sponsored Buyside Entities as defined above. All Admitted Broker-Dealers who are entering orders or trading interest on behalf of buy-side institutions must agree to disclose to ~~Kezar Trading~~LeveL Markets the underlying buy-side institution on all orders and trading interest submitted to the Luminex ATS (whether or not such buy-side institution is separately a Luminex ATS Subscriber.)

Any Nasdaq Entity is not eligible to become a Subscriber to or to otherwise utilize the services of the Luminex ATS.

Prospective Subscribers must comply with Firm and regulatory due diligence and account documentation requirements before being approved as a Subscriber. For Buyside Subscribers, these due diligence requirements generally include the satisfactory completion of a written Subscriber Agreement, the submission of a U.S. Internal Revenue Service ("IRS") Form W-9 or equivalent, written Subscriber requests on preferences for the receipt of paper account statements (if applicable), a written Prime Brokerage Clearance Services Agreement (if applicable), the satisfactory completion of an Office of Foreign Asset Control ("OFAC") review, and other customer identification requirements such as the receipt and review of the Subscriber's Form ADV (if applicable) and verification of other information of the Subscriber, such as its authorized contact persons and authorized traders. Prospective broker-dealer users must complete a new account form, provide all required supporting documentation (e.g., formation documents, Form BD), submit an account application listing key management and beneficial owners, and execute a Subscriber Agreement and any other relevant agreement applicable to the services provided to that client.

Sponsored Buyside Entities (as defined above) must be known to and approved by ~~Kezar Trading~~LeveL Markets prior to being able to submit orders or trading interest to the Luminex ATS. ~~Kezar Trading~~LeveL Markets in its sole discretion may disallow Sponsored Buyside Entities to access the Luminex ATS due to legal, credit, or other concerns including, but not limited to, negative publicity regarding such Sponsored Buyside Entity or regulatory issues.

	~~Kezar Trading~~LeveL Markets does not admit natural persons as Subscribers to or Participants in the Luminex ATS. ~~Kezar Trading~~LeveL Markets, in its sole discretion, may restrict a prospective Participant from accessing the Luminex ATS due to legal, credit, or other concerns including, without limitation, a suspension or expulsion from an SRO, credit risk, existence of regulatory settlements, and negative news reports relating to the prospective Participant.
c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	○ Yes ◉ No
If no, identify and describe any differences.	The differences in the admission requirements are described in Item 2b above and are due to the distinctions between buy-side Subscribers and broker-dealer users. Buy-side Subscribers may be required to submit a current Form ADV, for example, whereas such documentation would not be applicable to broker-dealers. Similarly, broker-dealers would have to be members in good standing with an SRO, while this requirement is not applicable to buy-side Subscribers. Please see Item 2b above for a description of the requirements for both buy-side Subscribers and broker-dealer users.
d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?	◉ Yes ○ No

Item 5: <u>Means of Entry</u>

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.,</u> via Financial Information eXchange ("FIX") protocol, Binary)?	◉ Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	All orders and trading interest must be submitted to the System via FIX version 4.2. Most OMS or EMS vendors used by System Subscribers send order and trading interest messages that are in, or are converted by the Firm to, standard FIX. There are other vendors that use a "drop" FIX protocol in which "drop copy" messages are sent by the System back to the Subscriber's OMS or EMS upon a match in the System to confirm that the needed shares are still available in order to potentially consummate a match. The System does not accept and does not have the ability to accept manual orders or trading interest.
b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.,</u> smart order router, algorithm, order management system, sales desk)?	◉ Yes ○ No
If yes, identify and explain the other means for entering orders and trading	In addition to using an O/EMS to send orders or trading interest to the System, Subscribers may also use a third party technology provider or an Admitted Broker-Dealer's smart order router as long as the orders or trading interest are sent to the System directly from or on behalf of the Luminex ATS Buyside Subscriber or Sponsored Buyside Entity,

interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.	meaning they are institutional customer orders or trading interest where the third party or broker-dealer routing system passes a client identifier for the underlying Buyside Subscriber or Sponsored Buyside Entity and trader that sent the order or trading interest, if applicable. The third party or broker-dealer routers are accessed via a front-end at the Subscriber or Sponsored Buyside Entity, and any orders or trading interest sent to Luminex via such third party or broker-dealer routers are submitted to the System using FIX 4.2. Sponsored Buyside Entities can only access the Luminex ATS via broker-dealer routers of Admitted Broker-Dealers. Although the third party or broker-dealer routers are routed directly into the low-latency FIX gateway, while orders or trading interest submitted by O/EMSs are subject to additional processing upon submission prior to being submitted to the matching engine, there is no material latency difference between the third party or broker-dealer routers and other means of order and trading interest transmission via an OMS or EMS. As noted in Part III Item 7(a), time of order receipt is the third and least important factor in order priority, which lessens the importance of any routing latency difference that may exist between third party or broker-dealer routers and other means of order and trading interest submission. ~~Kezar Trading~~LeveL Markets may integrate the Luminex ATS with other technology providers at any time at its discretion or at the request of its Subscribers. Subscribers wishing to route orders or trading interest to the System via any unsupported third party technology providers or broker-dealer routers would have to work with ~~Kezar Trading~~LeveL Markets and the new third party technology provider or broker-dealer to ensure that the new provider would pass to the System a client identifier for the underlying Subscriber or Sponsored Buyside Entity and trader (if applicable) that sent the order or trading interest.
d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 6: <u>Connectivity and Co-location</u>

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?	◯ Yes ◉ No
c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?	◯ Yes ◉ No
e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (<u>e.g.,</u> speed bumps)?	◉ Yes ◯ No
If yes, explain the methods to reduce the speed of communication with the ATS and provide a summary of the terms and conditions for its use.	The typical trading activities of some Buyside Subscribers may involve the simultaneous entry of numerous (perhaps dozens or more) indications of trading interest ("Conditionals"). The entry of such a large number of active Conditionals at one time could prove cumbersome for a trader to manage. In order to more effectively manage their Conditionals, Buyside Subscribers are able to opt in to a feature through which the Buyside Subscribers can define both a number of Conditionals that to them would qualify as a "basket" (the minimum is one Conditional and there is no maximum) and also define a "collection period" for their Conditionals to be held in the System (the minimum is one millisecond and there is no maximum) before either the Buyside Subscriber or the System releases the Conditionals for potential matching opportunities. Through this feature, which would have to be enabled by ~~Kezar Trading~~LeveL Markets and programmed into the Buyside Subscriber's particular user interface/front end, if the number of Conditionals entered by the Buyside Subscriber during the Buyside Subscriber-defined collection period equals or exceeds the Buyside Subscriber-set number that would define a basket for that Buyside Subscriber, the Conditionals will pend and will require the Buyside Subscriber to manually release the Conditionals into the System. If the number of Conditionals entered by the Buyside Subscriber during that collection period is less than the number that would be a basket for that Buyside Subscriber, the Conditionals will automatically go

	into the System and will become "live" active Conditionals. In either case, the Conditionals will pend during the Buyside Subscriber-specified collection period before being either manually or automatically released into the System. This functionality applies to Conditionals only and not to Firm Orders and has no impact on order or trading interest priority. This "basket" functionality is not made available to Admitted Broker-Dealers or Sponsored Buyside Entities.
f. If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	The "basket" functionality described in Item 6(e) is only made available to Subscribers and not to Admitted Broker-Dealers or Sponsored Buyside Entities.

Item 7: <u>Order Types and Attributes</u>

| a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (<u>e.g.</u>, how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (<u>e.g.</u>, post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., | Firm Orders - In a Firm Order context (see below), a Participant must designate a quantity associated with each Firm Order entered into the System. The minimum quantity is the System minimum trade size of 5,000 shares. A "Firm Order" is a fully executable order that can execute in full at the entered quantity upon a match in the System if the contra side order is another Firm Order or if the contra side Participant firms up on a Conditional.

For Firm Orders, Participants may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm Orders, MinQ specifies the minimum quantity with which a Participant will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's entered quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions.

Conditionals - A "Conditional" is a representation of potential trading interest by a Participant in a particular security. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality.
Please see also Part III Item 9. Upon a match in the System, an invitation is sent to a Participant that entered a Conditional subject to a match for that Participant to "firm-up" the Conditional with a specific share amount at which the Participant would be willing to trade. Participants who enter Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Participants may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by ~~Kezar Trading~~<u>LeveL Markets</u> pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Participant's overall gross notional limit set by the Firm for each Participant. Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Participant would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to firm-up (as explained below), the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Participant with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Firm Orders and Conditionals. The maximum MinQ for Luminex UI users is set at 25,000 shares. The maximum MinQ for users who use order routers or trade "electronically" such as via an automated algorithm is configurable by the user but cannot exceed the share quantity of the order itself. Any change to the maximum MinQ for Luminex UI users will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Participants entering Conditionals may use limit prices, entered either via the Participant's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Participant on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Participant's |

price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

firm-up (if any) to the Luminex ATS. Any limit price entered by the Participant via the Luminex UI cannot violate a limit that the Participant entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Participant may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

LeveLUp - Luminex ATS Buyside Subscribers and Transition Management Brokers and Outsourced Trading Brokers are enabled for a service called "LeveLUp" that would allow them to be able to direct that orders (in whole or in part) be routed by ~~Kezar Trading~~LeveL Markets, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS LeveLUp users. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp (see below) through a request via phone or in writing (including electronically) to Luminex ATS Sales. What follows is a description of the features and order parameters of the LeveL ATS that ~~Kezar Trading~~LeveL Markets will offer to eligible Luminex ATS Participants that utilize the LeveLUp feature.

~~Kezar Trading~~LeveL Markets will offer LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as external market makers. LeveLUp participants will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, ~~Kezar Trading~~LeveL Markets will only support Day orders for LeveLUp during the initial roll-out of the service.

Conditionals or Firm Orders can be used by eligible Luminex ATS Participants as part of the LeveLUp functionality. LeveLUp Participants can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full either as Firm Orders or Conditionals to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. By default, any Conditionals submitted to Luminex by a LeveLUp participant will be "mirrored" in the LeveL ATS through a simultaneous route by ~~Kezar Trading~~LeveL Markets of an identical Conditional to the LeveL ATS, resulting in Conditionals resting in both the Luminex and LeveL ATSs simultaneously. LeveLUp Conditionals by default will be able to match in the LeveL ATS against Conditionals (including Firm-Up orders) only, but once firmed up will be able to execute against conditionals and firmed-up orders, as well as resting firm orders. Luminex Subscribers may allow their Conditionals to match in the LeveL ATS against Firm Orders at the request (by phone, or in writing, including electronically) of the LeveLUp participant. Upon a match in the LeveL ATS of a Conditional routed by a Luminex LeveLUp participant with an order in the LeveL ATS, the Luminex LeveLUp participant will receive a "pop up" notification in the Luminex UI indicating that they have received a match in the LeveL ATS, with the same invitation and response process as that of matches within the Luminex ATS.

If the Luminex LeveLUp participant elects to firm up in response to the invitation to do so, the resulting firm-up order will be routed to the LeveL ATS and the "mirrored" resting Conditional in the Luminex ATS is paused (see below). Firmed up LeveLUp Conditionals will be eligible to interact with resting firm orders and firmed-up orders in the LeveL ATS as well as to invite additional conditional orders in LeveL. The firmed-up LeveLUp Conditional will rest for a configurable period of time, which commences upon the firm-up via the Luminex User Interface. The minimum resting period is one (1) second and the maximum resting period is to the end of that trading day. The default resting period is five (5) seconds. This resting period can be modified by ~~Kezar Trading~~LeveL Markets upon subscriber request orally or in writing (however made) to Luminex Sales. The firmed-up LeveLUp Conditional will continue to rest on the LeveL ATS and in the event of an execution, the initial execution price will become a limit price for any subsequent executions against that firmed-up order. All such subsequent executions, if any, will be against the "leaves quantity" remaining, if any, after the initial execution and must be at the limit price or better or no execution will occur. If the initial execution is for the full amount of the firmed-up order quantity and there is no balance remaining on the order, then the order terminates. The firmed-up LeveLUp Conditional is eligible for additional executions until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex Subscriber) or until the leaves quantity on the order is exhausted. All users of LeveLUp Conditionals will be eligible for this functionality but may opt out of it via an oral or written (including electronic) request to Luminex Sales.

What follows is an example of how this functionality will work. If a Luminex Subscriber submits a LeveLUp Conditional to buy 100,000 shares of a security, that Conditional will post to the Luminex ATS and will simultaneously be mirrored in the LeveL ATS as described above. If that LeveLUp Conditional receives a match in the LeveL ATS and the Luminex Subscriber elects to firm-up for 100,000 shares following an invitation to do so, the Conditional resting on the Luminex ATS is paused (see below). If the initial execution of the LeveLUp Conditional on the LeveL ATS is for 10,000 shares, there will be 90,000 firm shares remaining as "active" from the original firm-up, eligible to match against other LeveL firm orders and firm-up orders. If the initial 10,000 share purchase is at a price of $10.00 per share, any subsequent executions must be for $10.00 or better. If a resulting execution price from a subsequent match would be for more than $10.00 per share, there will be no execution. As noted above, the firmed-up LeveLUp Conditional is eligible for multiple executions starting at the time of the firm-up until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex Subscriber) or until the leaves quantity on the order is exhausted. At the conclusion of the resting time period, any balance remaining on that order is cancelled back to the Subscriber or is handled pursuant to the Subscriber's leaves handling instructions.

In the event there is a match of a participant's Conditional in both ATSs, the match in the Luminex ATS takes priority and no invitation will be sent with respect to the potential LeveL match. When a LeveLUp Conditional matches one or more contra side orders in the LeveL ATS, the Conditional resting on the LeveL ATS will be cancelled and an invitation will be sent to the LeveLUp participant. In such a circumstance, the Conditional resting on the Luminex ATS will be paused during the negotiation relating to the LeveLUp match. Following the conclusion of the negotiation on the LeveL ATS, the Luminex ATS Conditional could remain as an active order or remain paused, depending upon the configuration instructions for the particular trader. The firmed-up order from the Luminex LeveLUp participant can match against any eligible contra side orders in the LeveL ATS. To avoid the issue of potentially receiving duplicate executions from the same order, LeveLUp participants can enter Firm Orders that will be sent to either the Luminex ATS or to the LeveL ATS (via a route by ~~Kezar Trading~~LeveL Markets) but cannot have a Firm Order routed to both ATSs at the same time.

LeveLUp participants may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the participant on each order. This functionality involves the routing of a Firm Order or Conditional to the LeveL ATS with certain criteria selected by the LeveLUp participant. If the LeveLUp participant chooses to have their Conditionals rest on the Luminex ATS before being routed by ~~Kezar Trading~~LeveL Markets to the LeveL ATS, the participant can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order or Conditional will be sent by ~~Kezar Trading~~LeveL Markets to the LeveL ATS. LeveLUp participants can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. ~~Kezar Trading~~LeveL Markets will select the lesser of the two quantities if both are selected. LeveLUp participants can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after an execution on the LeveL ATS before the system will request more shares from the participant's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, participants who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that participant's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the participant's entered minimum quantity, the participant's minimum quantity will be reduced to match the leaves quantity.

Participants may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. ~~Kezar Trading~~LeveL Markets would only cancel the LeveLUp participant's order that had been routed to the LeveL ATS if required to do so, either because the participant wishes to include the shares in a firm-up on the Luminex ATS or if the participant's OMS or EMS requires it.

~~Kezar Trading~~LeveL Markets, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS participant is not. At the LeveL ATS, LeveLUp orders can be Firm Orders or Conditionals. LeveLUp orders intended to rest first on the Luminex ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If an eligible participant utilizes this functionality, LeveLUp orders intended to be routed directly through ~~Kezar Trading~~LeveL Markets to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the participant's order, ~~Kezar Trading~~LeveL Markets can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS participant has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to ~~Kezar Trading~~LeveL Markets sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by ~~Kezar Trading~~LeveL Markets to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Participant uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to ~~Kezar Trading~~LeveL Markets for clearance and settlement pursuant to normal ~~Kezar Trading~~LeveL Markets processes. Participants that are automatically enabled for this LeveLUp Conditional Order "mirroring" function may "opt out" of the feature by contacting Luminex ATS Sales by phone or in writing (including electronically).

Modifications - Firm Orders may be modified (i.e., cancel/replace) while resting on the System or during the Negotiation Period, described more fully in Item 11c. (Firm-Up orders, by contrast, cannot be modified. Please see Item 11c.). For Conditionals that receive a match, the System allows the Participant to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Participant's option. Participants that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Participants that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the LeveLUp participant has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" participants, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Luminex ATS Participants, reducing the share quantity to less than the 5,000 share System minimum (or the Participant's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3)Top Quantity (between two Conditionals), and (4) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?	 Yes ○ No
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.	The System has a minimum order and Conditional size and a minimum trade size of 5,000 shares. The System has no maximum order or Conditional size or maximum trade size. However, the maximum order, Conditional, and trade size may vary by Participant and may vary by security dependent upon the Market Access limits imposed by the Firm as noted in Part III Item 7(a). Similarly situated Participants are subject to similar limits unless a Participant requests more stringent limits than those imposed by the Firm. As described in Part III Item 7(a), if an eligible Luminex ATS participant utilizes the LeveLUp functionality, LeveLUp orders intended to be routed directly through ~~Kezar Trading~~LeveL Markets to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a LeveLUp participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on that participant's order, the System can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Eligible Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the participant's OMS or EMS must be configured to re-send orders or trading interest to ~~Kezar Trading~~LeveL Markets if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that Luminex ATS participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues.
b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

c. Does the NMS Stock ATS accept or execute odd-lot orders?	⚪ Yes 🔘 No
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	🔘 Yes ⚪ No
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	While the System is set up by default to allow for the handling of mixed lot orders, Participants can elect to only execute in round lots, so long as executions are for at least the System minimum of 5,000 shares. This election is a Participant-level setting that applies to all of a Participant's traders and their executions. When there is a match of two orders pursuant to the processes described herein, the System will determine whether either side has elected to execute only in round lots. If either side has so elected, the System will take the lower common quantity and will round down to the nearest 100 share lot if necessary. Participants that have made the round lot election may continue to bid in whatever increments they choose, but the execution will be rounded down to the nearest round lot. Any Participant Leaves Handling instructions (meaning, instructions on how the System is to treat the unexecuted or "leaves" portion of the order) are unaffected. (Leaves Instructions can include instruction for the unexecuted portion of the order to be cancelled back to the Participant or that it be automatically reentered into the System as a new order or Conditional.)
f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	🔘 Yes ⚪ No

Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?	🔘 Yes ⚪ No
If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	Conditionals - A "Conditional" is an indication of trading interest that is not a Firm Order. The minimum trade size for a Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade limits established by ~~Kezar Trading~~LeveL Markets pursuant to SEC Rule 15c3-5. Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order against which the Conditional could potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to "firm-up," the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Participant enters a Conditional with a very large MinQ to probe whether there is an equally large order on the contra side to potentially match against. If that large Conditional matches a similarly sized contra-side order, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum order size for the MinQ for Firm Orders and Conditionals. The maximum MinQ is set at 25,000. Any change to the maximum MinQ will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra-side order's Top Quantity exceeds the MinQ of the Conditional. There are no differences in how Conditionals are entered versus Firm Orders. Conditionals may be submitted via the Participant's OMS or EMS (whether a vendor system or a proprietary OMS or EMS) or via a third party service provider or broker-dealer router. Upon a match with a potential contra-side order (which could be Conditional or Firm Order), an invitation to firm up the Conditional is sent to the Participant who entered the Conditional. The trader who entered the Conditional has the ability to either decline the opportunity to trade, to firm up the Conditional for some quantity limited to the Top Quantity entered with the Conditional, or allow the invitation to expire. To firm up following an invitation to trade, a trader specifies the amount of shares that the trader is willing to trade relating to that specific match. No additional terms or conditions are entered in a firm-up. In addition, no information about the potential contra-side order or trading

interest is provided other than the fact that one exists. Potential order and trading interest interaction scenarios are described in the response to Part III Item 11(c) and examples are also outlined in the attachment relating to Part III Item 11(c). If the trader who entered the Conditional elects to firm up and trade, an execution will occur at a price determined by the System and at the lower of the two submitted quantities submitted by both sides to the match. Please see also Part III Item 7. Once firm-up invitations are sent to a trader following a match in the System, the trader has twenty (20) seconds (the "standard" Negotiation Period) to respond to the firm-up invitation, with the exception of end of day order interaction processes described in Part III Item 11(c). In matches between two "electronic" orders where responses are typically automated and not manual, the Negotiation Period (as described more fully in Item 11(c)) is two (2) seconds (the "all-electronic" Negotiation Period). In a match between an electronic order and a manual order, the Negotiation Period is twenty (20) seconds, with the exception of end of day order interaction processes described in Part III Item 11(c).

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The Luminex ATS is a crossing system utilized by its Buyside Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such Buyside Subscribers, Admitted Broker-Dealers, and Sponsored Buyside Entities. Only such Participants may enter orders or trading interest and execute orders on the System. Participants may enter Firm Orders or Conditionals as defined in Part III Items 7 and 9, at the Participant's option and as permitted by the functionality of the means used by the Participant to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest. There are no order type restrictions following a stoppage of trading in a security during regular trading hours. Order Interaction - It is possible for any of the supported order or trading interest types - Firm Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is a Conditional, an invitation to trade is sent to that Participant (a "Firm-Up Request"). Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.) In the event the execution price is worse than a Participant's limit price (the Exceeded Limit Price), an execution will not occur. Please see Part III Item 8(e) above for Mixed Lot Processing.

Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' quantities ("Auto Execution"). A Firm Order can match and execute against another Firm Order until the end of regular trading hours.

Negotiation - Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include a Conditional. Participants that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Participants that receive invitations to negotiate are given twenty (20) seconds in which to determine whether, and for what quantity, to firm-up (the standard Negotiation Period). Note: for matches between two electronic orders where responses are typically automated, the all-electronic Negotiation Period is two (2) seconds. The Participant(s) will be given the option to firm-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Participant elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Participant may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, the Participant's order cannot match with another order. Cancellation and modification requests for Firm Orders in negotiation will be processed immediately. Cancellation requests for Conditional and Firm-Up Orders in negotiation pend or queue in the System and will be processed once the negotiation has concluded.

Modification requests for Conditional Orders in negotiation will be processed immediately provided that (a) the Participant is a Luminex UI user, (b) the Participant has not yet elected to "firm-up," and (c) the only modification is to the Conditional Order's top quantity; otherwise, such requests will not be allowed. Modification requests for Firm-Up Orders in negotiation will be rejected immediately. Execution size is determined upon the last required Participant's election to firm-up, if both Participants do firm up. As noted above, the all-electronic Negotiation Period is two (2) seconds.

The size of the execution will be (1) in the event only one Participant was asked to firm-up, the lesser of that order's Firm-Up Quantity and the quantity of the contra-side order and (2) in the event both Participants are asked to firm-up, the smaller of the Firm-Up Quantity elected. Execution price will be the midpoint of the NBBO at the conclusion of the Negotiation Period, when the matched orders will execute.

Auto Firm-Up - Buyside Subscribers, Transition Management Brokers, and Outsourced Trading Brokers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing order which will instruct the System, upon a match, to automatically firm up that order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the participant manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order or a Conditional to sell short that matches against a Conditional, the System may execute that order if the price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the price against the seller's limit price (if any), and if the price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:40. Until this time, negotiations (other than for electronic-to-electronic matches) can last for up to twenty (20) seconds. The System requires that all negotiations end by the end of regular trading hours (16:00:00 on regular trading days, or the end of regular trading hours on any trading day with an early close pursuant to NYSE's holiday schedule as referenced in Part III Item 4). Between 15:59:40 and 16:00:00, the System will permit standard Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day. The shortest permissible standard Negotiation Period during this window is two (2) seconds. For example, if a match occurs at 15:59:43, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until 16:00:00). Similarly, if a match occurs at 15:59:53, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until 16:00:00). If a match occurs at 15:59:58, negotiations may continue for up to two seconds (i.e., the maximum amount of time remaining until 16:00:00). Orders may not enter into a negotiation after 15:59:58. Conditionals that do not receive a match by 15:59:58 or that are received by the System after 15:59:58 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Participants the opportunity to execute transactions that might not otherwise be possible if the System only permitted a standard Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last 20 seconds of the shortened trading day.

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. ~~Kezar Trading~~LeveL Markets considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is at the midpoint of the NBBO as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, ~~Kezar Trading~~LeveL Markets would contact the Participant who may have been disadvantaged through the error to ask if the Participant wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Participant states, either orally or in writing, that it wishes to have the corrected execution price, ~~Kezar Trading~~LeveL Markets would adjust the price on that Participant's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Participant determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Participant position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Participants due to unusual execution scenarios that impact a Participant but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.</u>, segmented by type of participant, order size, duration, source, or nature of trading activity)?	⦿ Yes ◯ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for	Since implementation of Conditional functionality, ~~Kezar Trading~~LeveL Markets has been educating Participants and their traders on its expectations regarding how traders should conduct their trading on the Luminex ATS (e.g., discouraging fall downs, which occur when a trader is presented with a match and either actively declines the opportunity to trade or allows the invitation to timeout without accepting the opportunity to trade). The Firm appreciates that there are legitimate reasons why a trader would fall down or decline the opportunity to trade when presented with a match on any venue. For example, the trader may have previously traded that same NMS stock on another venue and he or she may perhaps no longer be interested in buying or selling more of that stock. Or, perhaps the price of the security in question moved in a direction that makes purchasing or selling the security less optimal for the trader. However, repeated patterns of falling down in response to numerous trading invitations can cause frustration and negative experiences for those with the contra side of those matches. Thus, the Firm monitors and polices fall downs in order to try to keep fall downs to a minimum and thus improve the trading experience for all Participants.

each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.	In order to encourage the preferred manner of trading for which the Luminex ATS was designed and that its Participants expect, ~~Kezar Trading~~LeveL Markets offers traders that have exhibited the most beneficial trading patterns (e.g., traders who consistently firm-up Conditionals or who enter Firm Orders) the ability to avoid trading with traders that exhibit the least beneficial trading patterns (e.g., traders who frequently fall down when presented with matching opportunities). ~~Kezar Trading~~LeveL Markets accomplishes this by tiering its Participants' traders based on those traders' individual trading activities. The Firm's analysis of traders' trading behaviors (as indicated by fall down rates for Conditionals and by the entry of Firm Orders) focuses on activity at the individual Trader ID level, as a Participant may have multiple traders each with separate access (and perhaps multiple access points) to the ATS under a distinct Trader ID.

The Firm's tiering system consists of three tiers: Tier 1, Tier 2, and Tier 3. Tier 1 consists of traders who firm up 66% or more of the time on potential matches presented to them. And because Firm Orders contain a committed portion of that order that will trade upon consummation of a match, with no option to decline to trade, each entered Firm Order is the equivalent of a firm-up on a Conditional for the purposes of assessing trader behavior in the pool because these order types represents a willingness to trade upon a match in the System. Tier 3 consists of traders who firm up less than 33% of the time on potential matches presented to them. Tier 2 consists of all other traders.

Traders in Tier 1 are able, at their election, to avoid potential matches with traders in Tier 3. Traders may make this election at any time, including when they are in Tier 2 or Tier 3. However, the election will only become effective once the trader achieves a Tier 1 status. Traders may reverse that election at any time by notifying the Firm, and ~~Kezar Trading~~LeveL Markets will implement that change as soon as practicable. The Firm provided notice to all Participants and traders of relevant details regarding the tiering program (e.g., the criteria used to determine and move between tiers) prior to the implementation of the tiering program and will continue to provide notice in advance of any changes to the tiering program. Participants and traders may elect to receive notice of any changes to the placement of a Participant's traders in a tier that would impact their matching opportunities.

Tier calculations are performed weekly as of the close of business each Friday (or Thursday, in the event of a Friday market holiday). The calculation is based upon a week's worth of matches, with a minimum of twenty matches. If there are fewer than twenty matches for the week, the Firm will look back for the last twenty matches in the last (rolling) three months (meaning, the three prior consecutive calendar months preceding that weeks analysis date). In the event there are not twenty matches in the last (rolling) three months, the Firm will evaluate as many matches as possible but no fewer than ten matches. Any trader with fewer than ten matches will be in Tier 2. Tier placements are effective on the first trading day of the following week (Mondays, unless a particular Monday is a market holiday, in which case the tier placements would be effective on the Tuesday after the analysis is conducted).

Tier 1 "Opt-In" traders will match with all traders except those in Tier 3. Tier 2 traders and "non-Opt-In" traders in Tier 1 will match with all traders. Tier 3 traders will match with all traders except the Tier 1 "Opt-In" traders.

For traders with more than one method of entering orders onto the System (e.g., third party OMS/EMS or third party service bureau or broker-dealer router - see Part III, Item 5), that trader's trading behavior on each method is judged independently of the other for tier calculation purposes. Thus, if Trader A's activity via an OMS qualified Trader A for Tier 1 status but Trader A's activity via a service bureau router was deemed to be of Tier 3 status, Trader A could "opt-in" to avoid matches with Tier 3 traders, but that election would only apply to the potential matches that resulted from Trader A's use of his or her OMS and not to any potential matches that resulted from Trader A's use of the service bureau router. Similarly, if Trader B was in Tier 1 and opted in to avoid matching against Tier 3 traders, that Trader B could be presented with potential matches against orders entered by Trader A's OMS but would not be presented with matches against orders entered by Trader A's service bureau router.

The Firm has no requirement that any trader or set percentage of traders be in any particular tier. Consequently, it is possible that if there are no traders exhibiting less beneficial trading practices, there would be no traders in Tier 3. All new traders will begin in Tier 2. While there is no "appeal" process with respect to a trader's tier placement, ~~Kezar Trading~~LeveL Markets retains the right to assign a Participant's traders to a different tier if in the Firm's judgment that tier is more appropriate based on factors such as those traders' broader histories on the Luminex ATS platform. |
| b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? | ◉ Yes ○ No |
| c. Does the NMS Stock ATS identify orders or trading interest entered by a | ○ Yes ◉ No |

customer of a broker-dealer on the NMS Stock ATS as a customer order?	
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	◉ Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	~~Kezar Trading~~LeveL Markets discloses a trader's tier to that trader and his or her firm only, on the Luminex ATS trading application User Interface and otherwise upon request of the Participant or trader. A Participant's traders' tier is not disclosed to any other Participant or to other traders.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 16: <u>Routing</u>

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?	◉ Yes ○ No
b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?	◉ Yes ○ No
If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (<u>e.g.,</u> at the discretion of the Broker-Dealer Operator).	As discussed above (see Part II Item 4 and Part III Item 7), eligible Luminex ATS Participants who utilize the Firm's LeveLUp feature may have orders routed by ~~Kezar Trading~~LeveL Markets to the LeveL ATS but only upon instruction by the Luminex ATS Participant, in the case of Firm Orders. Eligible LeveLUp participants (see Part III Item 7(a) above) will have their Conditional Orders routed to the LeveL ATS via the LeveLUp "mirroring" feature unless the participant contacts Luminex Sales to opt out of this feature. ~~Kezar Trading~~LeveL Markets does not have discretion to route any Luminex ATS Participant order to the LeveL ATS.

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u>, broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u>, high and low).	~~Kezar Trading~~<u>LeveL Markets</u>'s execution rate for the Luminex ATS ranges from a low of 25 mills ($0.0025) per executed share to a high of 500 mills ($0.05) per executed share. Certain Participants pay commissions in "basis points," ranging from a low of one (1) basis point to a high of six (6) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Execution rates are negotiated between ~~Kezar Trading~~<u>LeveL Markets</u> and the relevant Participant and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Participant (i.e., Participants with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Participants with less automated order flow or higher connectivity costs.

Depending on the provider, ~~Kezar Trading~~<u>LeveL Markets</u> may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Participants and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge ~~Kezar Trading~~<u>LeveL Markets</u> more than 15 mills and thus a pass through fee charged to a Participant that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Participants may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Participant, pursuant to a written agreement with ~~Kezar Trading~~<u>LeveL Markets</u>.

The fees paid by Luminex ATS Participants for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Participants pay for executions on the Luminex ATS. ~~Kezar Trading~~<u>LeveL Markets</u> will pay a fee to the LeveL ATS of 5 mills per executed share for facilitating transactions involving firm orders and 50 mills per executed share for conditional orders routed to it via LeveLUp.

~~Kezar Trading~~<u>LeveL Markets</u> is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the Luminex ATS as an execution venue. ~~Kezar Trading~~<u>LeveL Markets</u>, as the broker-dealer operator of the Luminex ATS, is an executing broker on each transaction on the Luminex ATS and is assessed a CAT fee as such. Fees are assessed on the brokers identified in the media trade reports by the executing venue and such brokers are responsible for those fees. In matches between Buyside Subscribers, ~~Kezar Trading~~<u>LeveL Markets</u> (LMNX) is the only broker associated with the trade and is therefore assessed a CAT fee for such transactions. ~~Kezar Trading~~<u>LeveL Markets</u> does not pass through these CAT fees to Buyside Subscribers.

In a match between a Buyside Subscriber and an Admitted Broker-Dealer, both ~~Kezar Trading~~<u>LeveL Markets</u> and the Admitted Broker-Dealer identified on the media/tape trade report would be assessed CAT fees for that transaction directly by FINRA. ~~Kezar Trading~~<u>LeveL Markets</u> does not pass through the CAT fees in these scenarios to Buyside Subscribers. In a match between two Admitted Broker-Dealers, LMNX is identified as one executing firm and one of the Admitted Broker-Dealers is identified as the other executing firm on the media/tape report; both ~~Kezar Trading~~<u>LeveL Markets</u> and that Admitted Broker-Dealer are assessed at CAT fee for that transaction. The other Admitted Broker-Dealer is identified on a non-media trade report and is not assessed a CAT fee. In these instances, ~~Kezar Trading~~<u>LeveL Markets</u> does not pass through the CAT fee that it is assessed on the media trade report to the Admitted Broker-Dealer that is on the non-media trade report.

~~Kezar Trading~~<u>LeveL Markets</u> also does not pass through to Luminex ATS Subscribers any assessed CAT fees pertaining to Luminex Subscriber LeveLUp activity. |
| b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees. | Not applicable. |

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Not applicable.

Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	In the event that the Firm determines that it does not have a reliable SIP feed for the pricing of orders in the System, the Firm will halt executions on the System until such time that it determines the System has access to a reliable SIP feed. Any open negotiations involving any order types will be cancelled, and any orders in the relevant securities will be cancelled and returned to the entering Participant. Such orders or trading interest would need to be re-entered by the Participant following the resumption of trading in the respective securities. Please see Part III Item 11. The System ceases executing orders at 4:00 p.m. or such earlier time designated by the New York Stock Exchange in the event of an early close. Additionally, the System may not accept orders or trading interest if there are system issues or market disruptions that warrant a cessation of trading. The System also halts trading pursuant to regulatory halts declared by U.S. national securities exchanges, FINRA, and, if applicable, the SEC.
	As noted in Part II Item 6(b), the System's primary servers are located in the NY4 data center in Secaucus, NJ. The System has intrasite redundancy on separate servers in NY4 in the event the System's primary servers become unavailable. In the event that the primary and back-up servers become unavailable, the System will suspend trading and cease operations until such time as its servers resume normal functionality.
	Pursuant to SEC Rule 301(b)(5), an ATS is required to comply with the Fair Access requirements of SEC Rule 301(b)(5)(ii) if the ATS achieves certain trading thresholds in any individual NMS stock during at least four of the preceding six calendar months. Although it is likely that ~~Kezar Trading~~LeveL Markets would not be required to comply with those Fair Access requirements in any event in light of factors referenced in SEC Rule 301(b)(5)(iii), even if it met the four out of six months trading threshold, ~~Kezar Trading~~LeveL Markets nevertheless will cease accepting orders or trading interest in any NMS stock for at least one calendar month and thus would not permit or facilitate any executions in any such stock for that time period in the event the ATS met the referenced trading thresholds in that stock in three of the preceding five months. Once this period of time elapses that would prevent ~~Kezar Trading~~LeveL Markets from meeting the four out of six months trading threshold, the Firm will resume allowing orders or trading interest to be submitted to the ATS in that NMS stock and would permit executions in that NMS stock pursuant to the executions methodologies described herein.
b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?	 ● Yes ○ No

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	~~Kezar Trading~~LeveL Markets reports its transactions immediately upon execution to the FINRA/Nasdaq Carteret Trade Reporting Facility ("Carteret TRF"). In the event that the Carteret TRF is unavailable, ~~Kezar Trading~~LeveL Markets will report its transactions to the FINRA/Nasdaq Chicago TRF ("Chicago TRF").

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 22: <u>Clearance and Settlement</u>

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (<u>e.g.,</u> whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	The System electronically creates and timestamps a record of each order or trading interest receipt, execution, modification, and cancellation. The record indicates the security, direction, size and order type as well as the identity of the entering Participant. When a transaction is executed by the System, the System transmits the execution information to ~~Kezar Trading~~LeveL Markets's back-office system and notifies the parties to the trade of the execution. All transactions executed on the System except for sponsored access- and broker-dealer-router-related transactions are cleared and settled via NSCC and DTC by NFS pursuant to a fully-disclosed clearing arrangement between ~~Kezar Trading~~LeveL Markets and NFS. A Luminex ATS Buyside Subscriber settles a transaction in the System against ~~Kezar Trading~~LeveL Markets via its clearing firm (NFS) and not against the other Participant that is a party to the match. The identity of one party to a transaction in the System is never identified to the other side of that transaction in the System. Upon instructions received from a Buyside Subscriber, transactions in the System may also be cleared and settled via prime brokerage arrangements, via the Buyside Subscriber's custody bank, or via other settlement instructions provided to the Firm by the Buyside Subscriber. All transactions involving sponsored access broker-dealers or relating to broker-dealer-routed orders (that is, all broker-dealer-related transactions that are not Transition Management or Outsourced Trading-related transactions) clear and settle in the following manner. For such broker-dealers that clear through NFS, such transactions are cleared and settled via NSCC and DTC by NFS. For such broker-dealers that do not clear through NFS, transactions involving such broker-dealers are submitted on behalf of both ~~Kezar Trading~~LeveL Markets and the broker-dealer to NSCC via an NSCC QSR (Qualified Service Representative) Agreement or a Nasdaq AGU (Automated Confirmation Transaction (ACT) Give Up) Agreement.
b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No